UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39258

(Check One)	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BTC Digital Ltd.

Full Name of Registrant

Meten Holding Group Ltd.

Former Name if Applicable

61 Robinson Road Level 6 & 7

Address of Principal Executive Office (Street and Number)

#738, Singapore 068893

City, State, Zip Code

PART II - RULES 12b-25(b) AND (c)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 20-F for the period ended December 31, 2025 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation and review of its financial statements and related disclosures and to allow its independent registered public accounting firm to complete its audit procedures. The Registrant expects to file the Form 20-F within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Fang Liu	(703)	919-7285
Name	Area Code	Telephone

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently expects that its results of operations for the fiscal year ended December 31, 2025 will reflect a significant change compared to the fiscal year ended December 31, 2024. Based on preliminary unaudited financial information, the Registrant expects to report an increase in revenue of approximately 20% and a higher net loss for fiscal year 2025, estimated to be in the range of approximately US$8.5 million to US$9.5 million, compared to a net loss of approximately US$2.0 million for fiscal year 2024. The increase in net loss is primarily attributable to increased operating expenses, increased spending in business development, higher professional service fees, share-based compensation expenses, and other costs associated with the Registrant’s business operations and development. The Registrant is still finalizing its financial statements and related disclosures, and the actual results to be reported in its Form 20-F may differ from the preliminary estimates set forth above.

BTC Digital Ltd.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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